UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)*

Under the Securities Exchange Act of 1934

SOTHEBY’S
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

      835898107
(CUSIP Number)

Richard T. McGuire III Marcato Capital Management LLC One Montgomery Street, Suite 3250 San Francisco, CA 94104 (415) 796-6350
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPIES TO:
Patrick J. Dooley, Esq.
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
(212) 872-1000

             October 3, 2013
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)
Page 1 of 9 Pages

CUSIP No. 835898107	Page 2 of 9 Pages

1           Names of Reporting Persons

MARCATO CAPITAL MANAGEMENT LLC

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

AF

5           Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

DELAWARE

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 4,562,991
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		4,562,991

11           Aggregate Amount Beneficially Owned by Each Reporting Person

4,562,991

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

6.68%

14           Type of Reporting Person (See Instructions)

IA

CUSIP No. 835898107	Page 3 of 9 Pages

1           Names of Reporting Persons

RICHARD T. MCGUIRE III

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

AF

5           Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

UNITED STATES OF AMERICA

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 4,562,991
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		4,562,991

11           Aggregate Amount Beneficially Owned by Each Reporting Person

4,562,991

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

6.68%

14           Type of Reporting Person (See Instructions)

IN

CUSIP No. 835898107	Page 4 of 9 Pages

1           Names of Reporting Persons

MARCATO, L.P.

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5           Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

DELAWARE

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 1,103,148
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		1,103,148

11           Aggregate Amount Beneficially Owned by Each Reporting Person

1,103,148

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

1.61%

14           Type of Reporting Person (See Instructions)

PN

CUSIP No. 835898107	Page 5 of 9 Pages

1           Names of Reporting Persons

MARCATO II, L.P.

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5              Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

DELAWARE

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 90,777
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		90,777

11           Aggregate Amount Beneficially Owned by Each Reporting Person

90,777

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

0.13%

14           Type of Reporting Person (See Instructions)

PN

CUSIP No. 835898107	Page 6 of 9 Pages

1           Names of Reporting Persons

MARCATO INTERNATIONAL MASTER FUND, LTD.

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5          Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

CAYMAN ISLANDS

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 3,369,066
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		3,369,066

11           Aggregate Amount Beneficially Owned by Each Reporting Person

3,369,066

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

4.93%

14           Type of Reporting Person (See Instructions)

OO

CUSIP No. 835898107	Page 7 of 9 Pages

SCHEDULE 13D

                                 This Amendment No. 2 supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on July 30, 2013 (the “Initial Schedule 13D”), as amended by that certain Amendment No. 1 to the Initial Schedule 13D filed by the Reporting Persons with the SEC on August 30, 2013 (“Amendment No. 1” and together with the Initial Schedule 13D, collectively the “Schedule 13D”), relating to Common Stock, par value $0.01 per share (the “Shares”), of Sotheby’s, a Delaware corporation (the “Issuer”).  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

 The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The Schedule 13D is hereby supplementally amended as follows:

Item 3.     Source and Amount of Funds or Other Consideration.

 The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

 The net investment costs (including commissions, if any) of the Shares directly owned by the private investment funds advised by Marcato is approximately $189,231,730.

Item 5.     Interest in Securities of the Issuer.

 (a) - (e)  As of the date hereof, (i) Marcato and Mr. McGuire may be deemed to be the beneficial owners of 4,562,991 Shares (the “Marcato Shares”) constituting 6.68% of the Shares, (ii) Marcato, L.P. may be deemed to be the beneficial owner of 1,103,148 Shares, constituting 1.61% of the Shares, (iii) Marcato II, L.P. may be deemed to be the beneficial owner of 90,777 Shares, constituting 0.13% of the Shares and (iv) Marcato International Master Fund, Ltd. may be deemed to be the beneficial owner of 3,369,066 Shares, constituting 4.93% of the Shares, each based upon a total of 68,337,055 Shares outstanding as of July 31, 2013 (based on the Issuer’s Quarterly Report on Form 10-Q for the period ending June 30, 2013).

 Marcato, L.P. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 1,103,148 Shares. Marcato II, L.P. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 90,777 Shares. Marcato International Master Fund, Ltd. may be deemed to have the shared power to vote or direct vote of (and the shared power to dispose or direct the disposition of) 3,369,066 Shares. Marcato, as the general partner of Marcato, L.P., Marcato II, L.P. and the investment manager of Marcato International Master Fund, Ltd., may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares. By virtue of Mr. McGuire’s position as managing member of Marcato, Mr. McGuire may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares and, therefore, Mr. McGuire may be deemed to be the beneficial owner of the Marcato Shares.

 The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit 2.

 The limited partners of (or investors in) each of Marcato, L.P., Marcato II, L.P., and Marcato International Master Fund, Ltd., or their respective subsidiaries or affiliated entities, for which

CUSIP No. 835898107	Page 8 of 9 Pages

Marcato or its affiliates acts as general partner and/or investment manager have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

Item 6.                     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the
                                  Issuer.

  The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

  As previously disclosed, certain of the Reporting Persons have entered into swaps with respect to the Shares.  The number of shares specified in such swaps is 245,985 with respect to Marcato, L.P., 3,646 with respect to Marcato II, L.P., and 1,348,769 with respect to Marcato International Master Fund, Ltd.

  On October 3, 2013, and as reported in Exhibit 2, the Reporting Persons sold various American-style call options previously reported in the Schedule 13D. None of the options gave the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer or requires the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer prior to exercise.

                                 On October 3, 2013, and as reported in Exhibit 2, the Reporting Persons bought to close various European-style put options previously reported in the Schedule 13D. None of the options gives the counterparty direct or indirect voting, investment or dispositive control over any securities of the Issuer or requires the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer prior to exercise.

                                  Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                      Material to be Filed as Exhibits.

   Exhibit 2 - Transactions in the Shares effected in the past 60 days.

CUSIP No. 835898107	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 4, 2013	MARCATO CAPITAL MANAGEMENT LLC

By: /s/ Richard T. McGuire III
Richard T. McGuire III
Managing Member

Date: October 4, 2013	RICHARD T. MCGUIRE III

By: /s/ Richard T. McGuire III

Date: October 4, 2013	MARCATO, L.P.

By: Marcato Capital Management LLC, its General Partner

By: /s/ Richard T. McGuire III
Richard T. McGuire III
Managing Member

Date: October 4, 2013	MARCATO II, L.P.

By: Marcato Capital Management LLC, its General Partner

By: /s/ Richard T. McGuire III
Richard T. McGuire III
Managing Member

Date: October 4, 2013	MARCATO INTERNATIONAL MASTER FUND, LTD.

By: /s/ Richard T. McGuire III
Richard T. McGuire III
Director

EXHIBIT 2

TRANSACTIONS

Exhibit 2 to the Schedule 13D (“Initial Exhibit 2”) is incorporated herein by reference. Together with Initial Exhibit 2, the following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on October 3, 2013.  Except as otherwise noted below, all such transactions were purchases or sales of Shares effected in the open market, and the table includes commissions paid in per share prices.

	Trade	Buy/	Share/	Unit		Expiration
Fund	Date	Sell (1)	Options	Cost	Security	Date
Marcato LP	10/1/2013	Sell*	(51,474)	4.30	OTC Call Option (2)	10/19/2013
Marcato LP	10/1/2013	Buy*	51,474	0.05	OTC Put Option (3)	10/19/2013
Marcato LP	10/3/2013	Sell*	(257,165)	5.87	OTC Call Option (2)	10/19/2013
Marcato LP	10/3/2013	Buy*	257,165	0.01	OTC Put Option (3)	10/19/2013
Marcato LP	10/3/2013	Buy	269,784	50.85	Common Stock	N/A

Marcato II LP	10/1/2013	Sell*	(1,940)	4.30	OTC Call Option (2)	10/19/2013
Marcato II LP	10/1/2013	Buy*	1,940	0.05	OTC Put Option (3)	10/19/2013
Marcato II LP	10/3/2013	Sell*	(17,984)	5.87	OTC Call Option (2)	10/19/2013
Marcato II LP	10/3/2013	Buy*	17,984	0.01	OTC Put Option (3)	10/19/2013
Marcato II LP	10/3/2013	Buy	16,915	50.85	Common Stock	N/A

Marcato Ltd	10/1/2013	Buy*	53,414	4.30	OTC Call Option (2)	10/19/2013
Marcato Ltd	10/1/2013	Sell*	(53,414)	0.05	OTC Put Option (3)	10/19/2013
Marcato Ltd	10/3/2013	Sell*	(924,851)	5.87	OTC Call Option (2)	10/19/2013
Marcato Ltd	10/3/2013	Buy*	924,851	0.01	OTC Put Option (3)	10/19/2013
Marcato Ltd	10/3/2013	Buy	913,301	50.85	Common Stock	N/A

______________________
(1) All transactions are open market except where noted by an *, in which case they are rebalancing transactions.
(2) Represents shares underlying American-style call options sold in the over the counter market.
(3) Represents shares underlying European-style put options purchased in the over the counter market.